SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. PUBLICLY TRADED COMPANY CNPJ/MF N° 33.000.167/0001-01 NIRE 33.300.032.061	ULTRAPAR PARTICIPAÇÕES S.A. PUBLICLY TRADED COMPANY CNPJ/MF N° 33.256.439/0001-39 NIRE 35.300.109.724	BRASKEM S.A. PUBLICLY TRADED COMPANY CNPJ/MF N° 42.150.391/0001-70 NIRE 29.300.006.939

Market Announcement

Petróleo Brasileiro S.A. (“Petrobras”), Ultrapar Participações S.A. (“Ultrapar”) and Braskem S.A. (“Braskem”, together with Petrobras and Ultrapar “Acquirers”), in compliance with OFFICIAL LETTER/CVM/SEP/GEA 2/ Nº 131/07 dated April 18, 2007 (“OFFICIAL LETTER”), as a complement to the Material Events released on March 19, 2007 and April, 18, 2007, hereby make public the general conditions of the commission contract originated in the Investment Agreement executed by the Acquirers on March 19, 2007, which regulates the relationship between these companies during the acquisition process of the Ipiranga Group:

(i) Commission. Ultrapar is acting as a commission agent for Petrobras and Braskem, under the terms of Articles 693 and following articles of the Civil Code. The object of the commission is (A) the acquisition by Ultrapar on behalf of Petrobras, of the fuel and lubricant distribution businesses located in the North, Northeast and Central West (“Northern Distribution Assets”), as well as the acquisition on behalf of Braskem and Petrobras, of the Petrochemical Assets, represented by Ipiranga Química S.A. (“ICQ”), Ipiranga Petroquímica S.A. (“IPQ”) and its equity stake in Copesul – Companhia Petroquímica do Sul (“Petrochemical Assets”); and, (B) the transfer to Braskem and Petrobras of the the Petrochemical Assets and to Petrobras of the Northern Distribution Assets.

(ii) Price of the Petrochemical Assets. The price of the Petrochemical Assets is R$2.5 billion, and shall be paid by Braskem and Petrobras to Ultrapar in 3 (three) installments, as follows (a) the first installment of R$652 million owed by Braskem and R$429 million by Petrobras, (b) the second installment of R$256 million owed by Braskem and R$169 million by Petrobras, and (c) the third installment of R$596 million to be paid by Braskem and R$394 million by Petrobras.

(iii) Price of the Northern Distribution Assets. The price of the Northern Distribution Assets is R$1.1 billion, and shall be paid by Petrobras to Ultrapar in 3 (three) installments, as follows (a) the first installment of R$313 million, (b) the second installment of R$95 million and (c) the third installment of R$706 million.

(iv) Date of Asset Transfer. The Northern Distribution Assets and the Petrochemical Assets will be delivered after Ultrapar receives the three installments indicated in item (iii) above, which should occur after the accomplishment of the conditions established in items (viii) or (ix) below.

(v) Payment Dates. Braskem and Petrobras must pay Ultrapar each installment of the price of the Northern Distribution Assets and the Petrochemical Assets on the following dates: (a) the first installment has already been paid on April, 18, 2007, (b) the second installment on the date of financial settlement by Ultrapar of the mandatory Tender Offer (“TOs”) carried out as a result of the change of the control of Refinaria de Petróleo Ipiranga S.A. (“RPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Companhia Brasileira de Produtos de Petróleo Ipiranga (“CBPI”), and (c) the third installment on the date of the effective transfer of the Northern Distribution Assets to Petrobras and the Petrochemical Assets to Braskem/Petrobras, as applicable.

(vi) Guarantees. Ultrapar has pledged: (A) in favor of Braskem and Petrobras, in the proportion of 60% and 40%, respectively, all the ordinary shares and 50% (fifty percent) of the preferred shares issued by RPI acquired from the former controlling shareholders. The shares issued by RPI acquired in the TOs will also be pledged in favor of Braskem and Petrobras, in the same proportion. After the exchange offer of the shares of RPI, Ultrapar must ensure that the pledge of the shares of RPI will be substituted by the pledge of all the shares issued by ICQ, and, (B) in favor of Petrobras, 31% of the ordinary shares of DPPI and 78% of the preferred shares issued by DPPI acquired from the former controlling shareholders, as well as 100% of the ordinary shares of CBPI acquired from the former controlling shareholders. After the TOs, Ultrapar will pledge, in substitution to the 1,482,751 ordinary shares issued by DPPI, 3,013,903 ordinary shares issued by CBPI which will be acquired, presuming that all the ordinary shares issued by CBPI will be acquired in its respective TO.

(vii) Commission. Braskem and Petrobras shall pay Ultrapar, as a commission, on the date of the transfer of the Northern Distribution Assets and the Petrochemical Assets, the sum of R$5,000,000.00.

(viii) Transfer of the Assets. After the conclusion of asset segregation, operation based on the exchange offer of the shares of RPI, DPPI and CBPI and for the capital reduction of CBPI and RPI and the partial spin-off of CBPI, Ultrapar shall transfer: (A) the Petrochemical Assets to Braskem, through the transfer of the ordinary shares representing 60% of ICQ’s capital, and to Petrobras through the transfer of ordinary shares representing 40% of the ICQ’s capital and, (B) the Northern Distribution Assets, through the transfer to Petrobras of all the shares of the company which was spun-off from CBPI and which holds all the Northern Distribution Assets.

(ix) Delays or Justified Impediments to the Transfer of Assets. The commission is irrevocable, so, in the event of the transfer or handover of the Northern Distribution Assets and/or the Petrochemical Assets (A) being in any way restricted or suspended, due to legal, judicial or administrative order, which remains in place for a period of more than 120 (one hundred and twenty) days, or (B) has not occurred by April 18, 2008, an alternative reorganization will be implemented, containing, among others, the spin-off of CBPI, DPPI and RPI, in order to segregate the Northern Distribution Assets and the Petrochemical Assets in the spun-off companies, the shares of these spun-off companies being subsequently handed over to Petrobras and Braskem, as applicable.

On April 18, 2007, the Acquirers have also celebrated shareholders agreements of RPI, DPPI, CBPI, IPQ and ICQ, which were properly filed in the respective companies, together with the Memorandum of Understanding celebrated between Braskem and Petrobras related to the Petrochemical Assets, which became effective as of yesterday as a result of the closing of the sale and purchase agreement dully signed with the former controlling shareholders of Ipiranga.

São Paulo, April 19, 2007.

Almir Guilherme Barbassa	André Covre	Carlos Fadigas
Chief Financial and Investor	Chief Financial and Investor	Chief Financial and Investor
Relations Officer of	Relations Officer of	Relations Officer of
Petróleo Brasileiro S.A. -	Ultrapar Participações S.A.	Braskem S.A.
Petrobras

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.